Exhibit 99.1

CGSH Comments 8.29.24

MATERIAL FACT (“HECHO ESENCIAL”)

Celulosa Arauco y Constitución S.A.

Santiago (Chile), August 27th, 2024

Commission for the Financial Market

(Comisión para el Mercado Financiero)

PRESENT

To whom it may concern:

The undersigned, on behalf of the non-public corporation (sociedad anónima) Celulosa Arauco y Constitución S.A. (the “Company” or “Arauco”), domiciled in the Metropolitan Region of Chile, at Avenida El Golf No. 150, 14th Floor, commune of Las Condes, Santiago, Chilean Taxpayer Identification No. 93,458,000-1, and being duly entitled for these purposes, hereby reports the following material information concerning the Company and its businesses, pursuant to article 9 and the second paragraph of article 10, both of Law No. 18,045, first paragraph of article 147 letter b) of Law No.18,046, and Regulation of General Application (Norma de Caracter General) No. 30, issued by the Commission for the Financial Market (the “Commission”).

At Arauco's Board of Directors meeting held today, it was agreed to approve a new General Habitual Policy (Política General de Habitualidad) regarding the Company's operations with related parties, which will be understood to be in the Company’s ordinary line of business for the purposes of article 147 letter b) of Law No. 18,046 on Corporations. This new General Habitual Policy will come into effect as of the date hereof, and replaces the one that was previously in force.

The text contained in this policy will be available to interested parties at the Company's registered office, Avda. El Golf 150, 14th floor, Las Condes, Santiago, and also on Arauco's website: www.arauco.com.

Very truly yours,

CELULOSA ARAUCO Y CONSTITUCION S.A.

Cristián Infante Bilbao

Chief Executive Officer

c.c.

- Santiago Stock Exchange. La Bolsa No. 64, Santiago

- Chilean Electronic Exchange. Huérfanos 770, 14th Floor, Santiago

- Representative of the Bondholders (Banco Santander). Bandera 140, Santiago